

September 29, 2020

Maureen B. Short
Executive Vice President and Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

>   **Re: Rent-A-Center, Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 23, 2020**
>   **File No. 001-38047**

Dear Ms. Short:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A filed April 23, 2020

Compensation Discussion and Analysis
Annual Cash Incentive Compensation, page 25

1.   We note that the Compensation Committee made adjustments to the actual results for EBITDA, cash flow, and consolidated same store sales when determining the payout amount under the annual cash incentive program. Please tell us how the Compensation Committee determined the adjustments to make for each of the categories listed (cost savings initiatives, incremental legal fees and settlements, refranchising, and the acquisition of Merchants Preferred). We also note that operating profit for the fiscal year ended December 31, 2019 increased primarily due to the receipt of a payment of $92.5 million in cash relating to the Vintage Settlement. Please tell us whether adjustments were made for the Vintage Settlement, and, if so, how these adjustments impacted the overall payout amount.

Long-Term Incentive Compensation, page 26

2.	Please tell us how the Compensation Committee determined the amount of the long-term incentive compensation award for each of the named executive officers in 2019. Please also tell us why the amounts disclosed on page 27 appear in brackets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Erin Jaskot, Legal Branch Chief at 202-551-3442 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services